UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE13G


              Under the Securities Exchange Act of 1934

                        (Amendment No__4__)*

                          Sport Chalet, Inc.
---------------------------------------------------------------------

                           (Name of Issuer)

               Class B Common Stock, par value $0.01

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                    (Title of Class of Securities)

                              849163308
                          -----------------
                            (CUSIP Number)


                         December 31, 2009
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       (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    /x/ Rule 13d-1(b)
    /x/ Rule 13d-1(c)
    / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1745 (3-98)

CUSIP No. 849163308
--------------------

    1.  Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        WEDBUSH, Inc.
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
   	(See Instructions)

       (a) /x/
       (b) / /
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   3.   SEC Use Only
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   4.   Citizenship or Place of Organization

        California
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     Number of Shares  5. Sole Voting Power                    39,927
     Beneficially by   ----------------------------------------------
     Owned by Each     6. Shared Voting Power                  67,394
     Reporting         ----------------------------------------------
     Person With:      7. Sole Dispositive Power               39,927
                       ----------------------------------------------
                       8.Shared Dispositive Power              78,144

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   9.  Aggregate Amount Beneficially Owned by Each Reporting Person

       78,144
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        4.4%
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   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        CO

CUSIP No. 849163308
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Edward W. Wedbush
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)

        (a) /x/
        (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        United States of America
---------------------------------------------------------------------
     Number of Shares     5. Sole Voting Power         23,052
     Beneficially by   ----------------------------------------------
     Owned by Each        6. Shared Voting Power       67,394
     Reporting         ----------------------------------------------
     Person With:         7. Sole Dispositive Power    23,052
                       ----------------------------------------------
                          8.Shared Dispositive Power   78,144

---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        78,144
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        4.4%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        IN

CUSIP No. 849163308
--------------------

    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Wedbush Securities, Inc.
---------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)

        (a) /x/
        (b) / /
---------------------------------------------------------------------
   3.   SEC Use Only
---------------------------------------------------------------------
   4.   Citizenship or Place of Organization

        United States of America
---------------------------------------------------------------------
     Number of Shares     5. Sole Voting Power         4,415
     Beneficially by   ----------------------------------------------
     Owned by Each        6. Shared Voting Power      67,394
     Reporting         ----------------------------------------------
     Person With:         7. Sole Dispositive Power    4,415
                       ----------------------------------------------
                          8.Shared Dispositive Power  78,144

---------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        78,144
---------------------------------------------------------------------
   10.  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)

        / /
---------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)

        4.4%
---------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)

---------------------------------------------------------------------
        BD

Cusip No. 849163308           13G Sport Chalet, Inc.

---------------------------------------------------------------------

Item 1. Name and Address of Issuer.

(a) This statement relates to the shares of the common stock of Sport Chalet, Inc. ("Issuer").

(b)   Issuer's address: One Sport Chalet Drive,
      La Canada, California 91011


Item 2. Filers

(a)   This statement is filed by WEDBUSH, Inc. ("WI"),
      Edward W. Wedbush ("EWW") and Wedbush Securities,
      Inc. ("WS").

(b)   Business address of the above filers are as follows:
      WI - 1000 Wilshire Blvd., Los Angeles, CA 90017-2457
      EWW - P.O. Box 30014, Los Angeles, CA 90030-0014
      WS - P.O. Box 30014, Los Angeles, CA 90030-0014

(c) WI is a California corporation. EWW is a citizen of the United States of America. WS is a California corporation.

(d)   Common stock

(e)   849163308

Item 3. Classification of Filers

(a)        WS is a broker/dealer

(b) - (j)       Not applicable

(g)		WI is a control person

Item 4. Ownership

(a) WI has sole ownership of 39,927 Shares of the Issuer; and EWW has sole ownership of 23,052 Shares; and WS has sole ownership of 4,415 shares.

(b)   Of the Shares outstanding, WI owns approximately 2.26%;and
      EWW owns approximately 1.31%; and WS owns approximately .25%.

(c)   Number of Shares as to which the filer has:

      (i) Sole power to vote: WI has sole power to vote on 39,927 Shares; and EWW has 23,052 sole Shares; and
	    WS has 4,415 sole shares.

      (ii) Shared power to vote: WI has 67,394 Shares; and EWW has 67,394 Shares; and WS has 67,394 shares.

      (iii) Sole power to dispose: WI has sole power to dispose on 39,927 Shares; and EWW has 23,052 Shares to dispose; and WS has 4,415 shares to dispose.

      (iv) Shared power to dispose; WI has 78,144 Shares; and EWW has 78,144 Shares and WS has 78,144 shares.

Item 5. Ownership of Five Percent or Less of a Class.

     	If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another.

        Not applicable.

Item 7. Identification and Classification of Subsidiary which
        Acquired the Securities Being Reported on by the Parent
        Holding Company.

     	Not Applicable.

Item 8.     Identification and Classification of Members of a Group.

Name                           Category    No.ofShares     Percentage

WEDBUSH, Inc.	                  CO         39,927	     2.26%
Edward W. Wedbush                 IN         23,052          1.31%
Wedbush Securities, Inc	 	  BD	     4,415	      .25%


EWW is the chairman of WI. EWW owns a majority of the outstanding Shares of WI. WI owns all of the shares of WS. Accordingly, EWW may be deemed the beneficial owner of the Issuer's Shares owned by WI. However, beneficial ownership of the Issuer's Shares is hereby disclaimed by EWW.


Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                              Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                        WEDBUSH, Inc.


2/11/10
---------------------------
Date

ERIC D. WEDBUSH
------------------
Eric D. Wedbush
---------------------------
Signature

ERIC D. WEDBUSH
------------------
Eric D. Wedbush/ President
---------------------------
Name/Title


         		Edward W. Wedbush


2/11/10
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Name/Title


         		Wedbush Securities


2/11/410
---------------------------
Date

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush
---------------------------
Signature

EDWARD W. WEDBUSH
------------------
Edward W. Wedbush/President
---------------------------
Name/Title